EXHIBIT 99.1
FIRST SUPPLEMENTAL INDENTURE

This First Supplemental Indenture, dated as of November 19, 2012 (this “Supplemental Indenture”), among Elan Finance public limited company, a public limited company incorporated and registered under the laws of Ireland (together with its successors and assigns), Elan Finance Corp., a Delaware corporation (together with its successors and assigns, collectively the “Issuers”), Elan Corporation, plc (the “Company”), Neotope Biosciences Limited, a private limited company organized under the laws of Ireland, (“Neotope”), Onclave Therapeutics Limited (“Onclave”), a private limited company organized under the laws of Ireland, and Prothena Biosciences Inc (formerly known as Neotope Biosciences, Inc.), a Delaware corporation (“Prothena” and, together with Neotope and Onclave, the “New Note Guarantors”) and each other Note Guarantor under the Indenture referred to below, and The Bank of New York Mellon, London Branch, as successor trustee (the “Trustee”) under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, the Issuers and the Trustee have heretofore executed and delivered an Indenture, dated as of October 1, 2012 (the “Indenture”), providing for the issuance of 6.25% Senior Notes due 2019 of the Issuers (the “Notes”);

WHEREAS, pursuant to Section 10.7 of the Indenture, the Company is required to cause each Material Restricted Subsidiary created or acquired by the Company to execute and deliver to the Trustee an Additional Note Subsidiary Guarantee pursuant to which such Material Restricted Subsidiary will unconditionally Guarantee, jointly and severally with the other Note Guarantors, the Issuers’ full and prompt payment of the Guaranteed Obligations (as defined in the Indenture) in respect of the Indenture and the Notes; and

WHEREAS, pursuant to Section 9.1 of the Indenture, the Trustee, the Issuers and the existing Note Guarantors are authorized to execute and deliver this Supplemental Indenture to supplement the Indenture, without the consent of any Holder;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, each of the New Note Guarantors, the Issuers, each other Note Guarantor and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

ARTICLE I

DEFINITIONS

Section 1.1.  Defined Terms.  Unless otherwise defined in this Supplemental Indenture, terms defined in the Indenture are used herein as therein defined.

ARTICLE II

AGREEMENT TO BE BOUND; GUARANTEE

Section 2.1.  Agreement to be Bound.  Each of the New Note Guarantors hereby becomes a party to the Indenture as a Note Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Note Guarantor under the Indenture.  Each of the New Note Guarantors hereby agrees to be bound by all of the provisions of the Indenture applicable to a Note Guarantor and to perform all of the obligations and agreements of a Note Guarantor under the Indenture.

Section 2.2.  Guarantee.  Each of the New Note Guarantors hereby fully, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, jointly and severally with each other Note Guarantor, to each Holder of the Notes and the Trustee, the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise, of the Guaranteed Obligations, all as more fully set forth in Article X of the Indenture.

ARTICLE III

MISCELLANEOUS

Section 3.1.  Notices.  Any notice or communication delivered to the Issuers under the provisions of the Indenture shall constitute notice to the New Note Guarantors.

Section 3.2.  Parties.  Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

Section 3.3.  Governing Law, etc.  This Supplemental Indenture shall be governed by the provisions set forth in Section 11.8 of the Indenture.

Section 3.4.  Severability.  In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

Section 3.5.  Ratification of Indenture; Supplemental Indenture Part of Indenture.  Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.  The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.  The recitals contained herein may be taken as the statements of the Issuers, and the Trustee does not assume any responsibility for their correctness.

Section 3.6.  Duplicate and Counterpart Originals.  The parties may sign any number of copies of this Supplemental Indenture in original or facsimile signature.  One signed copy or facsimile is enough to prove this Supplemental Indenture.  This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be an original, but all of them together represent the same agreement.

Section 3.7.  Effectiveness.  This Supplemental Indenture shall be effective upon its execution and delivery by all parties hereto, and operating as of the date hereof.

Section 3.8.  Recitals.  The recitals contained herein may be taken as the statements of the Issuers, and the Trustee does not assume any responsibility for their correctness.

Section 3.9.  Headings.  The headings of the Articles and Sections in this Supplemental Indenture have been inserted for convenience of reference only, are not intended to be considered as a part hereof and shall not modify or restrict any of the terms or provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

ELAN FINANCE PUBLIC LIMITED COMPANY

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Director

ELAN FINANCE CORP.

By:	/s/ John L. Donahue
Name: John L. Donahue
Title: Vice President and Secretary

NEOTOPE BIOSCIENCES LIMITED as a Note Guarantor

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Director

ONCLAVE THERAPEUTICS LIMITED as a Note Guarantor

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Director

PROTHENA BIOSCIENCES INC as a Note Guarantor

By:	/s/ John L. Donahue
Name: John L. Donahue
Title: Assistant Secretary

ELAN CORPORATION, PLC as a Note Guarantor

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: EVP & Company Secretary

The Trustee Signed for and on behalf of THE BANK OF NEW YORK MELLON, LONDON BRANCH

By:	/s/ Beth Kleeh
Name: Beth Kleeh
Title: Vice President